United States
                       Securities and Exchange Commission
                             WASHINGTON, D.C. 20549


                                  Schedule 13G
                                (Amendment ___*)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            RITA Medical System, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                     76774 E
               ---------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76774 E                                             Page 2 of 7 Pages

-------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Bank of America Ventures           95-6016836
-------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)      X
-------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California, United States of America
-------------------------------------------------------------------------------
Number Of Shares                 (5)      Sole Voting Power         741,818
Beneficially Owned
By Each Reporting                (6)      Shared Voting Power       -0-
Person With
                                 (7)      Sole Dispositive Power    741,818

                                 (8)      Shared Dispositive Power  -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  741,818
-------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  5.3%
-------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 7 Pages

CUSIP No. 76774 E                                             Page 3 of 7 Pages

  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         BA Venture Partners IV             94-3353328
-------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)      X

-------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California, United States of America
-------------------------------------------------------------------------------
Number Of Shares             (5)      Sole Voting Power         130,909
Beneficially Owned
By Each Reporting            (6)      Shared Voting Power       -0-
Person With
                             (7)      Sole Dispositive Power    130,909

                             (8)      Shared Dispositive Power  -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  130,909
-------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  0.93%
-------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 7 Pages

                                                               Page 4 of 7 pages

Item 1.

(a)      Name of Issuer: RITA Medical Systems, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  967 North Shoreline Boulevard
                  Mountain View, CA 94013
Item 2.

(a)      Name of Person Filing:

         Bank of America Ventures ("BA Ventures")
         BA Venture Partners IV ("BA IV")

 (b)     Address of Principal Business Office:

         Bank America Ventures
         950 Tower Lane, Suite 700
         Foster City, CA 94404

 (c)     Citizenship/Place of Organization:

         BA Ventures                - California
         BA IV                      - California

(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:     76774 E

Item 3.  Not applicable.

                                Page 4 of 7 pages

                                                              Page 5 of 7 Pages

Item 4   Ownership.

------- ---------------------- ---------------------------------- ------------------
                                          BA Ventures                        BA IV
------- ---------------------- ---------------------------------- ------------------

(a)     Beneficial Ownership                741,818                         130,909
------- ---------------------- ---------------------------------- ------------------
(b)     Percentage of Class                  5.3%                            0.93%
------- ---------------------- ---------------------------------- ------------------
(c)     Sole Voting Power                   741,818                         130,909
------- ---------------------- ---------------------------------- ------------------
        Shared Voting Power                   -0-                             -0-
------- ---------------------- ---------------------------------- ------------------
        Sole Dispositive                    741,818                         130,909
        Power
------- ---------------------- ---------------------------------- ------------------
        Shared Dispositive                    -0-                             -0-
        Power
------- ---------------------- ---------------------------------- ------------------

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

EXHIBIT(S):

A.       Joint Filing Statement

                                Page 5 of 7 Pages

                                                               Page 6 of 7 Pages

Item 10. Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 8, 2001

BANK OF AMERICA VENTURES


By:      /s/ Mark Brooks
   -----------------------------------------
         Principal

BA VENTURE PARTNERS IV

By:      /s/ Mark Brooks
   -----------------------------------------
         General Partner

                                Page 6 of 7 pages

                                                              Page 7 of 7 Pages
                                    EXHIBIT A

         We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of us.

Date:    February 8, 2001

BANK OF AMERICA VENTURES


By:      /s/ Mark Brooks
   -----------------------------------------
         Principal



BA VENTURE PARTNERS IV


By:      /s/ Mark Brooks
   -----------------------------------------
         General Partner



                                Page 7 of 7 Pages